As filed with the Securities and Exchange Commission on March 5, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 5)
(Rule 13e-100)

TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

NATIONAL INTERSTATE CORPORATION

Name of Subject Company (issuer)

GREAT AMERICAN INSURANCE COMPANY

a wholly-owned subsidiary of

AMERICAN FINANCIAL GROUP, INC.
(Names of Filing Persons (other person(s))

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

63654U100
(CUSIP Number of Class of Securities)
Mark A. Weiss
Assistant General Counsel
American Financial Group, Inc.
301 East Fourth Street, 27th Floor
Cincinnati, Ohio 45202
Telephone: (513) 579-2520

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

F. Mark Reuter
Keating Muething & Klekamp PLL
1 East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
Telephone: (513) 579-6469

This statement is filed in connection with (check the appropriate box):

a. ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☒ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation Of Filing Fee
TRANSACTION VALUATION	AMOUNT OF FILING FEE
$285,637,980.00	$36,790.18

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of National Interstate Corporation, an Ohio corporation, other than Shares owned by American Financial Group, Inc. (“AFG”) and its subsidiaries, at a purchase price of $30.00 per Share, net to the seller in cash. As of October 30, 2013, there were 19,721,266 Shares outstanding, of which 10,200,000 Shares are owned by subsidiaries of AFG. As a result, this calculation assumes the purchase of 9,521,266 Shares.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001288.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid: $36,790.18	Filing Party: American Financial Group, Inc.
Form or Registration No.: Schedule TO	Date Filed: February 18, 2014

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 5 to Schedule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Schedule 13E-3” or the “Transaction Statement”) is filed by (1) American Financial Group, Inc., an Ohio corporation (“AFG”), and (2) Great American Insurance Company, an Ohio corporation and a direct wholly-owned subsidiary of AFG (“Purchaser”) (collectively, the “Filing Persons”). This Transaction Statement relates to the tender offer by Purchaser to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of National Interstate Corporation, an Ohio corporation (“National Interstate”), other than Shares owned by Purchaser, at a purchase price of $30.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 5, 2014 (as amended and supplemented by the Amended and Restated Offer to Purchase, dated February 21, 2014, and as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Amended and Restated Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”)(which, as amended or supplemented from time to time, together constitute the “Offer”).

Under the rules governing “going private” transactions, AFG, Purchaser, and National Interstate are deemed to be engaged in a “going private” transaction and are therefore required to, among other things, express their reasons for the transactions described in the Offer to Purchase, a copy of which is filed as Exhibit (a)(1)(i) of the Schedule TO dated February 5, 2014 and their views as to the fairness of the transactions to National Interstate’s unaffiliated stockholders.

Concurrent with the filing of this Transaction Statement, AFG and Purchaser are filing Amendment No. 8 to the Tender Offer Statement on Schedule TO (as may be amended and supplemented from time to time, the “Schedule TO”) in connection with the Offer.

The information contained in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by National Interstate with the Securities and Exchange Commission (“SEC”) on February 19, 2014 (as may be amended or supplemented from time to time, the “Schedule 14D-9”), and the information contained in the Tender Offer, is incorporated by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Schedule TO.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Offer to Purchase of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Schedule TO, including all annexes thereto, is incorporated by reference herein, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in Schedule TO and the annexes thereto.

Item 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2. SUBJECT COMPANY INFORMATION.

(a) Name and address.

The information set forth in the Offer to Purchase under the caption “The Offer—Section 7. Certain Information Concerning National Interstate” is incorporated herein by reference.

(b) Securities.

The information set forth in the Offer to Purchase under the caption “Introduction” is incorporated herein by reference.

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(c) Trading market and price.

The information set forth in the Offer to Purchase under the caption “The Offer—Section 6. Price Range of the Shares; Dividends” is incorporated herein by reference.

(d) Dividends.

The information set forth in the Offer to Purchase under the caption “The Offer—Section 6. Price Range of the Shares; Dividends” is incorporated herein by reference.

(e) Prior public offerings.

Not applicable.

(f) Prior stock purchases.

Not applicable.

Item 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and address.

The information set forth in the Offer to Purchase under the captions “Introduction”; “Summary Term Sheet”; “The Offer—Section 8. Certain Information Concerning AFG and Purchaser”; and “Schedule A—Information Concerning Directors and Executive Officers of AFG and Purchaser” is incorporated herein by reference.

(b) Business and background of entities.

The information set forth in the Offer to Purchase under the captions “The Offer—Section 7. Certain Information Concerning National Interstate”; “Introduction”; and “The Offer—Section 8. Certain Information Concerning AFG and Purchaser” is incorporated herein by reference.

(c) Business and background of natural persons.

The information set forth in the Offer to Purchase under the captions “The Offer—Section 8. Certain Information Concerning AFG and Purchaser” and “Schedule A—Information Concerning Directors and Executive Officers of AFG and Purchaser” is incorporated herein by reference.

Item 4. TERMS OF THE TRANSACTION.

(a) Material terms.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors—Section 7. Effects of the Offer”; “The Offer—Section 1. Terms of the Offer”; “The Offer—Section 2. Acceptance for Payment and Payment for Shares”; “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares”; “The Offer—Section 4. Withdrawal Rights”; “The Offer—Section 5. Certain United States Federal Income Tax Consequences”; “The Offer—Section 11. Conditions to the Offer”; and “The Offer—Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.

(b) Different terms.

None.

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(d) Appraisal rights.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors—Section 9. Dissenters’ Rights; Rule 13e-3” is incorporated herein by reference.

(e) Provisions for unaffiliated security holders.

The information set forth in the Offer to Purchase under the captions “Special Factors—Section 9. Dissenters’ Rights; Rule 13e-3” and “The Offer—Section 8. Certain Information Concerning AFG and Purchaser” is incorporated herein by reference.

(f) Eligibility for listing or trading.

Not applicable.

Item 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions.

The information set forth in the Offer to Purchase under the captions “Special Factors—Section 1. Background”; “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares”; “Special Factors—Section 11. Certain Relationships Between AFG and National Interstate”; and “Schedule B—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b)–(c) Significant corporate events; Negotiations or contacts.

The information set forth in the Offer to Purchase under the caption “Special Factors—Section 1. Background” and “Special Factors—Section 11. Certain Relationships Between AFG, Purchaser and National Interstate” is incorporated herein by reference.

(e) Agreements involving the subject company’s securities.

The information set forth in the Offer to Purchase under the captions “Introduction”; “Special Factors—Section 1. Background”; “Special Factors—Section 3. Position of National Interstate Regarding the Offer”; “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer”; “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares”; “Special Factors—Section 11. Certain Relationships Between AFG and National Interstate”; and “Schedule B—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Use of securities acquired.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for National Interstate After the Offer”; “Special Factors—Section 7. Effects of the Offer”; and “The Offer—Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.

(c) (1)–(8) Plans.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors—Section 1. Background”; “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for National Interstate After the Offer”; “Special Factors—Section 7. Effect of the Offer”; “The Offer—Section 9. Source and Amounts of Funds”; and “The Offer—Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.

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Item 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) Purposes.

The information set forth in the Offer to Purchase under the captions “Special Factors—Section 1. Background” and “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for National Interstate After the Offer” is incorporated herein by reference.

(b) Alternatives.

The information set forth in the Offer to Purchase under the captions “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for National Interstate After the Offer” is incorporated herein by reference.

(c) Reasons.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors—Section 1. Background”; “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for National Interstate After the Offer and the Merger”; and “The Offer—Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.

(d) Effects.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors—Section 7. Effects of the Offer”; “Special Factors—Section 9. Dissenters’ Rights; Rule 13e-3”; “The Offer—Section 5. Certain United States Federal Income Tax Consequences”; and “The Offer—Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.

Item 8. FAIRNESS OF THE TRANSACTION.

(a) Fairness.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors—Section 1. Background”; “Special Factors—Section 3. Position of National Interstate Regarding the Offer”; “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer and the Merger”; “Special Factors—Section 6. Financial Forecasts”; and “The Offer—Section 7. Certain Information Concerning National Interstate” is incorporated herein by reference.

(b) Factors considered in determining fairness.

The information set forth in the Offer to Purchase under the caption “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer” is incorporated herein by reference.

(c) Approval of security holders.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer”; “The Offer—Section 1. Terms of the Offer”; “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares”; and “The Offer—Section 11. Conditions to the Offer” is incorporated herein by reference.

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(d) Unaffiliated representative.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer”; and “The Offer—Section 11. Conditions to the Offer” is incorporated herein by reference.

(e) Approval of directors.

The information set forth in the Offer to Purchase under the captions “Special Factors—Section 3. Position of National Interstate Regarding the Offer” and “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.

(f) Other offers.

None.

Item 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)–(c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents.

Not applicable.

Item 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)–(b) Source of funds; Conditions.

The information contained in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors—Section 1. Background”; “The Offer—Section 9. Source and Amounts of Funds”; “The Offer—Section 11. Conditions to the Offer”; and “The Offer—Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.

(c) Expenses.

The information contained in the Offer to Purchase under the caption “The Offer—Section 14. Fees and Expenses” is incorporated herein by reference.

(d) Borrowed funds.

Not applicable.

Item 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities ownership.

The information set forth in the Offer to Purchase under the captions “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares”; “Special Factors—Section 11. Certain Relationships Between AFG, Purchaser and National Interstate”; “Schedule A—Information Concerning Directors and Executives of AFG and Purchaser”; and “Schedule B—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b) Securities transactions.

The information set forth in the Offer to Purchase under the caption “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

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Item 12. THE SOLICITATION OR RECOMMENDATION.

(d) Intent to tender or vote in a going private transaction.

The information contained in the Offer to Purchase under the caption “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(e) Recommendation of others.

The information set forth in the Offer to Purchase under the caption “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 13. FINANCIAL STATEMENTS.

(a) Financial information.

The information set forth in the Offer to Purchase under the caption “The Offer—Section 7. Certain Information Concerning National Interstate” is incorporated herein by reference. The audited financial statements of National Interstate as of and for the fiscal years ended December 31, 2012 and December 31, 2011 are incorporated herein by reference to the Consolidated Financial Statements of National Interstate included as Item 8 to National Interstate’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC on March 8, 2013. The unaudited consolidated financial statements of National Interstate for the nine month periods ended September 30, 2013 and March 31, 2012 are incorporated herein by reference to Item 1 of Part I of National Interstate’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 filed with the SEC on November 1, 2013. National Interstate does not include a ratio of earnings to fixed changes in its regularly prepared financial statements. National Interstate’s book value per share for the quarter ended September 30, 2013 is identified in Exhibit 99.1 to National Interstate’s Current Report on Form 8-K filed with the SEC on October 31, 2013 and is incorporated herein by reference. These documents are accessible to view or copy at the SEC’s Public Reference room on 100 F Street, NE, Washington, DC 20549, by calling 1-800-SEC-0330 or on the SEC’s website at www.sec.gov.

(b) Pro forma information.

Not material.

Item 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or recommendations.

The information set forth in the Offer to Purchase under the captions “Introduction” and “The Offer—Section 14. Fees and Expenses” is incorporated herein by reference.

(b) Employees and corporate assets.

None.

Item 15. ADDITIONAL INFORMATION.

(b) Agreements.

None.

(c) Other Material Information.

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The information set forth in the Offer to Purchase under the caption “The Offer—Section 13. Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

The information contained in the Exhibits referred to in Item 16 below is incorporated herein by reference.

Item 16. EXHIBITS.

(a)(1)(i)	Offer to Purchase, dated February 5, 2014 (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(vi)	Summary Advertisement published in The New York Times on February 5, 2014 (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(vii)	Amended and Restated Offer to Purchase, dated February 21, 2014 (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(viii)	Amended and Restated Letter of Transmittal (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(ix)	Amended and Restated Notice of Guaranteed Delivery (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(x)	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(xi)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(xii)	Solicitation/Recommendation Statement on Schedule 14D-9, dated February 19, 2014 (incorporated by reference to the Schedule 14D-9 filed by National Interstate Corporation on February 19, 2014).
(a)(1)(xiii)	Fairness Opinion of Duff & Phelps, LLC, dated February 17, 2014 (incorporated by reference to Exhibit 99.(a)(12) to the Schedule 14D-9 filed by National Interstate Corporation on February 19, 2014).
(a)(1)(xiv)	Tender Offer Statement on Schedule TO, dated February 5, 2014 (incorporated by reference to the Schedule TO filed on February 5, 2014).
(a)(1)(xv)	Tender Offer Statement (Amendment No. 1) on Schedule TO, dated February 18, 2014 (incorporated by reference to the Schedule TO/A filed on February 18, 2014).
(a)(1)(xvi)	Tender Offer Statement (Amendment No. 2) on Schedule TO, dated February 21, 2014 (incorporated by reference to the Schedule TO/A filed on February 21, 2014).
(a)(1)(xvii)	Tender Offer Statement (Amendment No. 3) on Schedule TO, dated February 24, 2014 (incorporated by reference to the Schedule TO/A filed on February 24, 2014).
(a)(1)(xviii)	Tender Offer Statement (Amendment No. 4) on Schedule TO, dated February 26, 2014 (incorporated by reference to the Schedule TO/A filed on February 26, 2014).
(a)(1)(xix)	Tender Offer Statement (Amendment No. 5) on Schedule TO, dated February 27, 2014 (incorporated by reference to the Schedule TO/A filed on February 27, 2014).
(a)(1)(xx)	Tender Offer Statement (Amendment No. 6) on Schedule TO, dated February 28, 2014 (incorporated by reference to the Schedule TO/A filed on February 28, 2014).
(a)(1)(xxi)	Tender Offer Statement (Amendment No. 7) on Schedule TO, dated March 3, 2014 (incorporated by reference to the Schedule TO/A filed on March 3, 2014).
(a)(1)(xxii)	Tender Offer Statement (Amendment No. 8) on Schedule TO, dated March 4, 2014 (incorporated by reference to the Schedule TO/A filed on March 5, 2014).
(a)(1)(xxiii)	Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9, dated March 3, 2014 (incorporated by reference to the Schedule 14D-9/A filed by National Interstate Corporation on March 3, 2014).
(a)(5)(i)	Press Release, issued by AFG, dated February 5, 2014 (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(5)(ii)	Press Release, issued by AFG, dated February 18, 2014 (incorporated by reference to Amendment No. 1 to the Schedule TO, filed on February 18, 2014).
(a)(5)(iii)	Press Release, issued by AFG, dated March 3, 2014 (incorporated by reference to Amendment No. 7 to the Schedule TO, filed on March 3, 2014).
(b)	None.
(d)	None.
(g)	None.
(h)	None.
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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: March 5, 2014

AMERICAN FINANCIAL GROUP, INC.

By:	/s/	Karl J. Grafe
	Name:	Karl J. Grafe
	Title:	Vice President

GREAT AMERICAN INSURANCE COMPANY

By:	/s/	Stephen C. Beraha
	Name:	Stephen C. Beraha
	Title:	Assistant Vice President, Assistant General Counsel and Assistant Secretary

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